   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            ------------------------

                         GETTY PETROLEUM MARKETING INC.
                           (Name Of Subject Company)

                         GETTY PETROLEUM MARKETING INC.
                       (Name Of Person Filing Statement)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title Of Class Of Securities)

                                  374292 10 0
                     (CUSIP Number Of Class Of Securities)

                            ------------------------

                                 LEO LIEBOWITZ
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         GETTY PETROLEUM MARKETING INC.
                              125 JERICHO TURNPIKE
                            JERICHO, NEW YORK 11753
                                 (516) 338-6000

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                            ------------------------

                                    COPY TO:
                            MARC D. BASSEWITZ, ESQ.
                                LATHAM & WATKINS
                       233 SOUTH WACKER DRIVE, SUITE 5800
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-7700

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 7 is hereby amended to add the following:

     SUBJECT COMPANY NEGOTIATIONS. On November 9, 2000, the Board received another letter from United Sub regarding its interest in acquiring all of the outstanding Shares. The letter sets forth United Sub's responses to clarifying questions posed to United Sub's financial advisor by ING Barings following United Sub's November 6 proposal.

     The November 9 letter stated that United Sub had procured a commitment letter from its financing institution for the portion of United Sub's proposed $5.75 purchase price per Share that will not be provided by a $30 million equity contribution by United; however, a copy of the commitment letter has not been provided. The letter also stated that United Sub's financing institution was willing to meet with the Company or ING Barings to answer questions. The letter indicated that United Sub (1) wishes to resume due diligence immediately, (2) believes it can complete its environmental due diligence study of the Company in three to four weeks from the time it is permitted to resume work and (3) if resolution of matters is reached with the Board, intends to launch a cash tender offer prior to the expiration of the Offer. (The Offer expires on December 8, 2000, unless extended.)

     The letter further stated that (1) United Sub's tender offer would have a 90% minimum condition, (2) United Sub requires that a confirmatory audit indicate that the Company's working capital deficit at closing not materially exceed the $15,530,000 level at September 30, 2000, (3) the proposed purchase price of $5.75 per Share would be reduced by any break-up fees and expense reimbursements owed to Purchaser as a result of the termination of the Offer and
(4) United Sub intends to seek certain unspecified changes to the Master Lease.

     In accordance with the Merger Agreement, the Company has provided Lukoil Americas with notice of the Company's receipt of, as well as a copy of, the United Sub letter.

     United Sub's legal advisors subsequently advised the Company's legal advisors that disclosure at this time of the discussions between the Company and United Sub "might have an adverse effect on [United Sub's] ability to provide [the Company's] shareholders with a superior alternative to the Lukoil transaction".

     The Board held a special meeting on the evening of November 12, 2000 at which the Board determined that disclosure of possible terms of any agreement between the Company and United Sub would jeopardize continuation of negotiations with respect to such matters. The Board further directed the officers of the Company not to disclose publicly any such possible terms of any agreement with United Sub until such an agreement has been reached or, upon the advice of counsel, as may otherwise be required by law.

     Except as described in Item 7 of the Company's Schedule 14D-9 and in the immediately preceding paragraphs, no discussions are underway or are being undertaken by the Company or any of its subsidiaries, or any other person in response to the Offer that relate to or would result in a tender offer or other acquisition of the Company or (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described in Item 7 of the Company's Schedule 14D-9 and in the immediately preceding paragraphs, there is no transaction, board resolution, agreement in principle or signed contract entered into by the Company or any of its subsidiaries, or any other person in response to the Offer that relates to or would result in a tender offer or other acquisition of the Company or (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2000

                                          GETTY PETROLEUM MARKETING INC.

                                          By: /s/ LEO LIEBOWITZ
                                            ------------------------------------
                                            Leo Liebowitz
                                            Chairman and Chief Executive Officer